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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT No. 2
                             -----------------------

                            Cable TV Fund 14-A, Ltd.
                            (Name of Subject Company)

                      Madison Liquidity Investors 104, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)
                           --------------------------

                                                       Copy to:
     Ronald M. Dickerman                               Lance D. Myers, Esq.
     Madison Liquidity Investors 104, LLC              Cullen and Dykman
     P.O. Box 7461                                     177 Montague Street
     Incline Village, Nevada 89452                     Brooklyn, New York 11201
     (212) 687-1899                                    (718) 780-0048

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)
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AMENDMENT NO. 2 TO SCHEDULE 14D-1

     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed by Madison Liquidity Investors 104, LLC, a Delaware Limited Liability Company (the "Purchaser"), with the Securities and Exchange Commission pursuant to a Rule 201 temporary hardship exemption on November 2, 1998, with its confirming copy having been filed on the EDGAR system on November 23, 1998 as amended and supplemented by Amendment No. 1 on November 25, 1998, relating to the Tender Offer by the Purchaser to purchase up to 15,840 Units of limited partnership interests ("Units") of Cable TV Fund 14-A, Ltd., a Colorado limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 30, 1998 and the related Agreement of Transfer and Sale (which, together with any amendment or supplements thereto constitute the "Offer"). Terms not otherwise defined herein shall have the respective meanings ascribed to then in the Schedule 14D-1, the Offer to Purchase and other exhibits thereto.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

         (a)(5) -- Text of Press Release issued by the Purchaser on December 18, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1998


                                    MADISON LIQUIDITY INVESTORS 104, LLC

                                    By: /s/ RONALD S. DICKERMAN
                                        ---------------------------
                                            Ronald S. Dickerman
                                    Title:  Managing Director

                                 EXHIBIT INDEX


Exhibit
Number
    (a)(5) Text of Press Release issued by the Purchaser on December 18, 1998.